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401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES
EIN 91-1223280
PIN 004
FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Costco 401(k) Plan for California Union Employees

Financial Statements and Schedule

December 31, 2000 and 1999

INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000
NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
SUPPLEMENTAL INFORMATION
Schedule I—Schedule of Assets Held for Investment Purposes as of December 31, 2000

Report of Independent Public Accountants

To the Benefits Committee of the
Costco 401(k) Plan for California Union Employees:

    We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Plan for California Union Employees as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Seattle, Washington
April 19, 2001

Costco 401(k) Plan For California Union Employees

Statements of Net Assets Available For Plan Benefits

As of December 31, 2000 and 1999

	2000	1999
ASSETS:
Investments at fair value—
Shares of registered investment company funds:
Equity Income Fund	$5,617,507	$4,608,339
Spectrum Income Fund	2,710,994	2,195,064
Spectrum Growth Fund	7,512,967	6,900,802
New Horizons Fund	1,701,890	1,160,585
Mid-Cap Growth Fund	3,032,517	2,000,200
Equity Index Fund	1,096,879	592,263
International Stock Fund	204,882	91,672
Common commingled trust fund:
Stable Value Fund	4,489,221	3,434,846
Costco Wholesale Corporation Common Stock	14,032,060	9,698,227
Participant loans	2,070,841	1,244,481
Cash and cash equivalents	48,208	1,000

Total investments	42,517,966	31,927,479
Contributions receivable—
Employer	1,701,629	1,353,963
Employee	396,746	—

	2,098,375	1,353,963

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$44,616,341	$33,281,442

The accompanying notes are an integral part of these statements.

Costco 401(k) Plan For California Union Employees

Statement of Changes in Net Assets Available For Plan Benefits

For the Year Ended December 31, 2000

NET INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments—
Shares of registered investment company funds	$(1,327,345)
Common stock	(1,160,009)
Interest	152,944
Dividends	2,324,399

Total net investment loss	(10,011)
CONTRIBUTIONS TO THE PLAN:
Employee	9,668,651
Employer	2,916,605

Total contributions	12,585,256
DISTRIBUTIONS TO PARTICIPANTS	(1,240,346)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	11,334,899
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	33,281,442

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$44,616,341

The accompanying notes are an integral part of this statement.

Costco 401(k) Plan For California Union Employees

Notes to Financial Statements and Schedule

December 31, 2000

1.  Plan Description

    The following description of the Costco 401(k) Plan for California Union Employees ("the Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Participants in the Plan are employees of The Price Company, a wholly owned subsidiary of Costco Wholesale Corporation ("the Company").

Eligibility

    Prior to January 1, 2001, the Plan covered certain employees over the age of 18 who had completed one year of service with a minimum 1,000 hours worked. Employees could enter the Plan on the date following fulfillment of the requirements.

    Effective January 1, 2001, the Plan was amended to cover certain employees over 18 years of age who have completed 90 days of employment. The employees enter the Plan on the first day of the month following the completion of 90 days of employment. Participation in the Plan following the completion of 90 days of employment is for the purpose of making salary deferral contributions and receiving matching contributions. Eligibility for the Company's discretionary contribution has not been affected by these changes.

Contributions

    Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

    The Company matches 50% of the employee's contribution, up to a maximum employer matching contribution of $250 per year.

    The Company also makes a contribution to all plan participants actively employed on the last day of the plan year based upon hours worked during the plan year up to a maximum of 80 hours per pay period (bi-weekly). Participants who reached their fifth anniversary up to their ninth anniversary during the 2000 plan year received $.20 per hour. Participants who reached or exceeded their tenth anniversary during the 2000 plan year received $.30 per hour.

Participant Accounts

    Each participant's account is credited with his or her contributions, employer matching, Company contributions and an allocation of plan earnings based on the daily valuation of investments. Allocations are based on participant account balances as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

Vesting

    Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer matching and Company contributions is based on years of service, according to the following schedule:

Years of Service	Percentage Vested
Less than 2	0%
2-3	10
3-4	25
4-5	50
5 or more	100

Forfeitures

    During 2000, no forfeitures were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is re-employed by the Company prior to the expiration of five consecutive breaks in service and repays the full dollar amount distributed due to the termination within five years of the reemployment date. As of December 31, 2000 and 1999, forfeitures of approximately $56,500 and $33,600, respectively, had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

Investment Options

    Upon enrollment in the Plan, a participant may direct contributions into any of nine investment options consisting of seven registered investment company funds, a common commingled trust fund and Company stock, as listed on the statements of net assets available for plan benefits. T. Rowe Price is the trustee of all investments, serves as investment manager for all registered investment company and common commingled trust funds and provides recordkeeping of all participant accounts. Funds may be temporarily invested in a cash account.

    Participants may change their investment options and transfer amounts between funds daily.

Distributions

    Upon termination of employment or death, the vested interest in a participant's account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59 1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

Participant Loans

    A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant's pre-tax contribution, rollover, Company matching and Company contribution amounts. However, only the participant's pre-tax contribution, rollover and Company matching amounts are eligible to borrow against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on Bank of America prime rate on the last day of the calendar quarter. The rates at December 31, 2000 ranged from 8.75% to 11.5%, depending on the type of loan. The loans have various maturity dates, through 2015.

Plan Administrator

    The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

Administrative Expenses

    All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are netted against net investment income.

2.  Significant Accounting Policies

Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

    The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

    Investments are stated at fair value. Registered investment company and common commingled trust funds, and Costco Wholesale Corporation Common Stock are valued using the closing price of the investments on the last day of business of the plan year.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

Payment of Benefits

    Benefits are recorded when paid.

3.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  Tax Status

    The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving a determination letter. The plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

5.  Party in Interest

    Certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as a party in interest.

6.  Subsequent Events

    Effective January 1, 2001, the Plan made five new investment options available. Three of these funds replace existing funds and have similar investment strategies as the funds they replaced.

T. Rowe Price Small-Cap Stock Fund replaces T. Rowe Price New Horizons Fund
American Funds New Perspective replaces T. Rowe Price Spectrum Growth Fund
Davis New York Venture A Fund replaces T. Rowe Price Equity Income Fund
Invesco Blue Chip Growth Fund
Vanguard Asset Allocation Fund

    Effective February 1, 2001, no new contributions from employee's paychecks were allowed to post to the three closed funds. Existing money may be kept in these funds until June 29, 2001.

    Effective July 1, 2001, any money that has not been moved out of the three closed funds to new investment options will automatically be moved to the T. Rowe Price Stable Value Fund.

Schedule I

Costco 401(k) Plan For California Union Employees

EIN: 91-1223280
PIN: 004

Schedule of Assets Held For Investment Purposes

As of December 31, 2000

Identity of Party Involved/Description of Investments	Current Value
*T. Rowe Price:
Cash and cash equivalents	$48,208
Equity Income Fund	5,617,507
Spectrum Income Fund	2,710,994
Spectrum Growth Fund	7,512,967
New Horizons Fund	1,701,890
Mid-Cap Growth Fund	3,032,517
Equity Index Fund	1,096,879
International Stock Fund	204,882
Stable Value Fund	4,489,221
*Costco Wholesale Corporation Common Stock	14,032,060
*Participant loans, with interest rates of 8.75% to 11.5% maturing through 2015	2,070,841

$42,517,966

*
Represents a party in interest.

The accompanying notes are an integral part of this schedule.

QuickLinks

Costco 401(k) Plan for California Union Employees Financial Statements and Schedule December 31, 2000 and 1999 INDEX
Report of Independent Public Accountants
Statements of Net Assets Available For Plan Benefits
Statement of Changes in Net Assets Available For Plan Benefits
Notes to Financial Statements and Schedule
Schedule of Assets Held For Investment Purposes